Pacific Coast Capital, LLC

**Financial Statements and Supplementary
Information For the Year Ended December 31, 2025
(Confidential Pursuant to Rule 17a-5(e)(3))**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70364

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Pacific Coast Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5665 Meadows Road, Suite 200

(No. and Street)

Lake Oswego	OR	97035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Andreosky	(503) 716-9380	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

(Name – if individual, state last, first, and middle name)

80 Washington St., Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Andreosky, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Coast Capital LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] - CEO 3/3/2026

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pacific Coast Capital, LLC
December 31, 2025

Table of Contents



LMHS, P.C.

Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Pacific Coast Capital, LLC
Lake Oswego, Oregon

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Coast Capital, LLC, as of December 31, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Coast Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pacific Coast Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on page 11 through 13 has been subjected to audit procedures performed in conjunction with the audit of Pacific Coast Capital, LLC's financial statements. The supplemental information is the responsibility of Pacific Coast Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Pacific Coast Capital, LLC's auditor since 2020.
Norwell, Massachusetts

March 26, 2026




PACIFIC COAST CAPITAL, LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents [Note 2]	$	259,880
Short Term Investment - Certificate of Deposit		254,133
Total assets	$	514,013

LIABILITIES AND MEMBER'S EQUITY

Liabilites:

Current liabilities		
Accounts payable & Accrued expenses	$	-
Total liabilities		-
Member's equity :		
Member's equity		514,013
Total member's equity		514,013
Total liabilities and member's equity	$	514,013

PACIFIC COAST CAPITAL, LLC

Statement of Operations
For the year ended December 31, 2025

REVENUE

Interest Income	$	14,513
Total revenue	$	14,513

EXPENSES:

Employe compensation and benefits	$	192,543
Professional fees		13,423
Regulatory fess and expenses		2,489
Management services		41,574
Other operating expenses		14,500
Total expenses	$	264,529

NET LOSS BEFORE INCOME TAXES	$	(250,016)
STATE INCOME TAX (EXPENSE) REFUND	$	4,400
NET LOSS	$	(245,616)

The accompanying notes are an integral part of these financial statements

PACIFIC COAST CAPITAL, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

	Member's Equity	Net Loss	Contributions (Distributions)	Total Member's Equity
Beginning balance January 1, 2025	$ 753,391	$	$	$ 753,391
Member's contributions			6,238	6,238
Net Loss		(245,616)		(245,616)
	-		-	-
Ending balance December 31, 2025	$ 753,391	$ (245,616)	$ 6,238	$ 514,013

PACIFIC COAST CAPITAL, LLC
Statement of Cash Flows
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(245,616)
Adjustments to reconcile net loss to net cash		
provided/(used) by operating activities:		
(Increase) decrease in:		
Short Term Investments		460,350
Increase (decrease) in:		
Accounts Payable & Accrued Expenses		(1,500)
Total adjustments	$	458,850
Net cash provided by operating activities	$	213,234

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions	$	6,238
Distributions		-
Net cash provided BY financing activities	$	6,238
Increase in cash	$	219,472
Cash - beginning of year	$	40,408
Cash - end of year.	$	259,880

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Pacific Coast Capital, LLC (the "Company") was organized in the State of Oregon on March 15, 2019. On April 10, 2020, the Company became registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company acts primarily as a mergers and acquisitions broker-dealer.

The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release No. 34-70073. The Company does not hold or carry customer funds or securities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2025, the Company had a cash balance of $259,880.

Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Note 2:   Summary of Significant Accounting Policies Continued

Revenue Recognition (Continued)

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company adopted Topic 606 "Revenue from Contracts with Customers" when it was formed.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2025, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

B. Nature of services

Fees earned: The Company is approved to collect fees for M&A advisory services.

Interest income: At December 31, 2025, the Company reported $14,513 in interest earned on a certificate of deposit.

Professional fees

As of December 31, 2025, the Company paid $13,423 in professional fees.

Note 3: **Short Term Investments – Certificate of Deposit**

As of December 31, 2025, the Company maintained a Certificate of Deposit in the amount of $254,133. The Certificate was purchased on December 11, 2025, with a maturity date of June 11, 2026.

Note 4: **Recent Accounting Pronouncements**

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Note 5: **Income Taxes**

The Company is registered to conduct business in California. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

Note 6: **Fair Value**

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and liabilities measured or disclosed at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

Note 6: Fair Value Continued

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and certificates of deposit, accrued expenses and other liabilities.

Note 7: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital and net capital requirements of $513,378 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was .0000 to 1 which is less than 15:1.

Note 8: Related Party Transactions

Effective July 1, 2023, the Company entered into an expense sharing agreement with Aldrich Capital Advisors, LP ("ACA"), an affiliate of the Company, whereby a portion of personnel costs, IT, facilities, professional fees and administrative support are allocated to the Company.

Note 8:   Related Party Transactions Continued

At December 31, 2025, the Company recorded allocated costs of $41,574 pursuant to its agreement with ACA.

Substantially all transactions are recorded as allocations from the parent entity and recorded as a Note Payable to the parent. At December 31, 2025, the Parent Company has forgiven the entirety of the note payable and correspondingly there is no amount due on the Statement of Financial Condition.

Note 9:   Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of merger and acquisition advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities, using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 10:   Subsequent Events

Management has evaluated subsequent events through March 26, 2026, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

Schedule I

PACIFIC COAST CAPITAL, LLC

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025**

NET CAPITAL

Total member's equity	$ 514,013
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	514,013
	-
Net capital before haircuts on securities positions	514,013
Haircuts on securities	635
NET CAPITAL	**$ 513,378**

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses, and others	-
	-
Total aggregate indebtedness	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:	-
Minimum dollar required:	$ 5,000
Excess net capital	$ 508,378
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount	$507,378
Ratio: Aggregate indebtedness to net capital	0.00%

Schedule I

PACIFIC COAST CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2025

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 513,378
Adjustments:	-
Net capital per above	$ 513,378

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073


LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Pacific Coast Capital, LLC
Lake Oswego, Oregon

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Pacific Coast Capital, LLC identified that Pacific Coast Capital, LLC does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because Pacific Coast Capital, LLC limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services. (2) Pacific Coast Capital, LLC stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Pacific Coast Capital, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Pacific Coast Capital, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.
LMHS, P.C.

We have served as Pacific Coast Capital, LLC's auditor since 2020.
Norwell, Massachusetts

March 26, 2026


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A member of
mgiworldwide

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

PACIFIC COAST CAPITAL, LLC

EXEMPTION REPORT
December 31, 2025

Pacific Coast Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company did not carry PAB accounts (as defined in Rule 15c3-3).

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025.

Pacific Coast Capital, LLC

I, Brian Andreosky, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____ 3/26/26

Title: Brian Andreosky, CEO

March 26, 2026